Gerdau Ameristeel Announces Tender Offer For Chaparral Steel Senior Notes

TAMPA, FL, August 30, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO)  today announced it has commenced a cash tender offer to purchase any and all of Chaparral Steel Company’s (“Chaparral”) outstanding 10% Senior Notes due 2013 (the “Notes”), as well as a related consent solicitation to amend the indenture governing the Notes.  The tender offer and consent solicitation are being conducted in connection with the Company’s previously announced agreement to acquire Chaparral, and is subject to, among other conditions, the closing of the acquisition of Chaparral.  The tender offer and consent solicitation are being made upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated August 30, 2007 (the “Offer to Purchase”) and the related Consent and Letter of Transmittal.

The total consideration to be paid for each validly tendered Note, subject to the terms and conditions of the tender offer and consent solicitation, will be paid in cash and calculated based in part on the 3.625% U.S. Treasury Note due July 15, 2009 (the “Reference Security”). The total consideration for each $1,000 principal amount of Notes will be equal to (i) the present value of $1,050.00 (the earliest redemption price payable on July l5, 2009, the earliest redemption date, for such principal amount of Notes) discounted to the Early Settlement Date (as defined below) from the earliest redemption date, plus the present value on the Early Settlement Date of all interest that would accrue from the most recent interest payment date to, but not including, the earliest redemption date, in each case determined at a yield equal to the sum of (x) the yield to maturity of the Reference Security specified above as calculated by J.P. Morgan Securities Inc. (the “Dealer Manager”) in accordance with standard market practice, based on the bid price for such Reference Security as of the Price Determination Date (as defined below), as displayed on page PX4 of the Bloomberg Government Pricing Monitor, or any other source selected by the Dealer Manager if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous, and (y) a fixed spread of 50 basis points, minus (ii) any accrued and unpaid interest from the most recent interest payment date to, but not including, the applicable Settlement Date.

The total consideration is payable only in respect of Notes validly tendered with consents, and not withdrawn, on or prior to the Early Consent Date (as defined below) and purchased in the tender offer. The total consideration includes a payment of $30.00 per $1,000 principal amount of Notes (the “Early Consent Payment”) payable only in respect of Notes validly tendered and with consents delivered on or prior to the Early Consent Date. Holders validly tendering Notes after the Early Consent Date and on or prior to the Expiration Date will be eligible to receive only an amount equal to the total consideration less the Early Consent Payment (the “offer consideration”). Holders whose Notes are purchased in the tender offer will also be paid accrued and unpaid interest from the last interest payment date to, but not including, the applicable Settlement Date.  The Company expects that the Price Determination Date will be 2:00 p.m., New York City time on September 14, 2007, unless extended by the Company in its sole discretion.

A detailed methodology for calculating the total consideration and the offer consideration for Notes, as well as a hypothetical example of the calculation of the total consideration and the offer consideration are set forth in the Offer to Purchase.

The Company is also soliciting consents from holders of the Notes for certain proposed amendments which would eliminate substantially all of the restrictive covenants in the indenture governing the Notes and certain of the events of default, as well as modify certain other provisions contained therein (the “Amendments”). Adoption of the Amendments requires the consent of holders of a majority of the aggregate principal amount of Notes outstanding.

The consent solicitation and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, September 14, 2007, unless earlier terminated or extended (such date and time, as the same may be extended, the “Early Consent Date”).  Holders who validly tender their Notes at or prior to 5:00 p.m., New York City time, on the Early Consent Date will be eligible to receive the total consideration.  Holders who validly tender their Notes after 5:00 p.m., New York City time, on the Early Consent Date, and at or prior to 5:00 p.m., New York City time, on Friday, September 28, 2007 (the “Expiration Date”), will be eligible to receive only the offer consideration.

The “Settlement Date” will be either the “Early Settlement Date” or the “Final Settlement Date”, as applicable.  The “Early Settlement Date” is expected to be the second business day following the Early Consent Date.  The “Final Settlement Date” is expected to be the second business day following the Expiration Date. Holders whose Notes are purchased will be paid accrued and unpaid interest up to, but not including, the applicable Settlement Date.

Holders who tender their Notes must consent to the Amendments. Holders must validly tender their Notes and deliver their consents at or prior to 5:00 p.m., New York City time, on the Early Consent Date in order to be eligible to receive the total consideration; holders tendering Notes after 5:00 p.m., New York City time, on Early Consent Date will only be eligible to receive the offer consideration. Tendered Notes may not be withdrawn and consents may not be revoked after 5:00 p.m., New York City time, on the Early Consent Date. The tender offer and the consent solicitation are subject to the satisfaction of certain conditions, including receipt of consents in respect to at least a majority of the principal amount of Notes and the closing of the acquisition of Chaparral by the Company.

J.P. Morgan Securities Inc. is the sole Dealer Manager for the tender offer and the consent solicitation and can be contacted at (212) 270-1477 (collect). Global Bondholder Services Corporation is the Information Agent and the Depositary for the tender offer and the consent solicitation and can be contacted at (212) 430-3774 (collect) or toll free at (866) 952-220.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The offer to buy the Notes is being made pursuant to the tender offer documents, including the Offer to Purchase and the related Consent and Letter of Transmittal that the Company is distributing to holders of Notes. The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 52 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange and the Toronto Stock Exchange under the symbol GNA.

For further information, contact Barbara R. Smith at (813) 319-4324.

Forward Looking Statements

This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially form those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risk related to completing the transaction, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

For additional financial and investor information, visit www.gerdauameristeel.com